UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32600 / April 18, 2017

In the Matter of   :
                                                                                                  :
AB BOND FUND, INC.   :
AB CAP FUND, INC.   :
AB CORE OPPORTUNITIES FUND, INC.   :
AB CORPORATE SHARES   :
AB DISCOVERY GROWTH FUND, INC.   :
AB EQUITY INCOME FUND, INC.   :
AB GOVERNMENT EXCHANGE RESERVES   :
AB FIXED-INCOME SHARES, INC.   :
AB GLOBAL BOND FUND, INC.   :
AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.   :
AB GLOBAL RISK ALLOCATION FUND, INC.   :
AB SUSTAINABLE GLOBAL THEMATIC, INC.   :
AB RELATIVE VALUE FUND, INC.   :
AB HIGH INCOME FUND, INC.   :
AB INSTITUTIONAL FUNDS, INC.   :
AB INTERNATIONAL GROWTH FUND, INC.   :
AB LARGE CAP GROWTH FUND, INC.   :
AB MUNICIPAL INCOME FUND, INC.   :
AB MUNICIPAL INCOME FUND II   :
AB TRUST   :
AB UNCONSTRAINED BOND FUND, INC.   :
AB VARIABLE PRODUCTS SERIES FUND, INC.   :
SANFORD C. BERNSTEIN FUND, INC.   :
SANFORD C. BERNSTEIN FUND II, INC   :
BERNSTEIN FUND, INC.   :
THE AB POOLING PORTFOLIOS   :
THE AB PORTFOLIOS   :
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.   :
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.   :
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.   :
AB MULTI-MANAGER ALTERNATIVE FUND   :
ALLIANCEBERNSTEIN L.P.   :
                                                                                                  :
                                                                                                  :
1345 Avenue of the Americas   :
New York, New York 10105   :
                                                                                                  :
                                                                                                  :
(812-14677)   :
                                                                                                  :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

AB Bond Fund, Inc., AB Cap Fund, Inc., AB Core Opportunities Fund, Inc., AB Corporate
Shares, AB Discovery Growth Fund, Inc., AB Equity Income Fund, Inc., AB Government
Exchange Reserves, AB Fixed-Income Shares, Inc., AB Global Bond Fund, Inc., AB Global
Real Estate Investment Fund, Inc., AB Global Risk Allocation Fund, Inc., AB Sustainable
Global Thematic, Inc., AB Relative Value Fund, Inc., AB High Income Fund, Inc., AB
Institutional Funds, Inc., AB International Growth Fund, Inc., AB Large Cap Growth Fund, Inc.,
AB Municipal Income Fund, Inc., AB Municipal Income Fund II, AB Trust, AB Unconstrained
Bond Fund, Inc., AB Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc.,
Sanford C. Bernstein Fund II, Inc., Bernstein Fund, Inc., The AB Pooling Portfolios, The AB
Portfolios, Alliance California Municipal Income Fund, Inc., Alliance Bernstein Global High
Income Fund, Inc., AllianceBernstein National Municipal Income Fund, Inc., AB Multi-Manager
Alternative Fund, and AllianceBernstein L.P. filed an application on July 22, 2016 and an
amendment to the application on January 11, 2017. Applicants requested an order under section
6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f)
and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1)
of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1),
17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act
to permit certain joint arrangements and transactions. The order permits certain registered open-
end management investment companies to participate in a joint lending and borrowing facility.

On March 22, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32540). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate
in the public interest, and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid
or received, are reasonable and fair and do not involve overreaching on the part of any person
concerned, and that the proposed transactions are consistent with the policy of each registered
investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed
credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a
basis different from or less advantageous than that of other participants.

Accordingly, in the matter of AB Bond Fund, Inc., *et al.,* (File No. 812-14677),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary